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                                                   EDAC Technologies Corporation
                                                   1806 New Britain Ave.
                                                   Farmington, CT  06032
                                                   860-677-2603
                                                   Fax 860-674-2718


May 2, 2005

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Securities and Exchange Commission
     Letter dated April 15, 2005
     EDAC Technologies Corporation   File No. 0-14275
     Form 10-K for the year ended January 1, 2005

Dear Mr. Joseph Foti:

         The following are the responses of EDAC Technologies Corporation ("the Company") to the comments in the Securities and Exchange Commission ("SEC") Staff's comment letter dated April 15, 2005 (the "Comment Letter" relating to the Company's Form 10-K for the year ended January 1, 2005 (the "Form 10-K"). The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

                  1. In future filings, we will revise the Company's notes to the financial statements to disclose the nature and terms of the dividend restrictions imposed by the Company's loan agreements.

                  2. In future filings, we will revise the Company's disclosures to briefly describe or cross-reference to a discussion of factors which materially affect the comparability of information reflected in the "Selected Financial Information" section of our document.

                  3. Proposed additional disclosure to the Results of Operations section of the Management Discussion and Analysis and Results of Operations:

         The Results of Operations reflect the turnaround of the Company, a trend that began in late fiscal 2002. The Company's aerospace sales of $29.6 million in 2001 plummeted to $19.4 million in 2002 as a result of a declining commercial aerospace market. Additionally, the Company's other sales decreased from $15.3 million in 2001 to $6.4 million in 2002. With a resulting 42% reduction in total sales and with




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corresponding cash flow problems, the Company responded late in the year with new management and generated a get-well plan by consolidating its operations, cutting costs, negotiating with its customers and its lenders.
         2003 was a year of stabilizing, rebuilding, reorganizing and re-directing the Company. Further cost cutting was implemented. Aerospace sales continued to decline, but at a much lower rate and other sales increased resulting in a stabilization of total sales at the same level as 2002. The Company posted an operating loss for 2003, but had improved from an operating loss of $2,962,000 in 2002 to an operating a loss of $143,000 for 2003. The Company negotiated more favorable arrangements with its lenders that provided additional borrowing availability and included $7.3 million of debt forgiveness in 2003 with a former primary lender. Cash flow was severely restricted as term debt was paid down according to schedule in the amount of $2.6 million. The Company's financial position improved by the end of 2003. Its balance sheet had $2.7 million of shareholders' equity compared to liabilities exceeding assets by $4.4 million at the end of 2002.
         2004 was a year of growth. Other sales to the machine tool industry increased by $8.1 million or 99%, while aerospace sales declined slightly resulting in total sales increasing by $7.6 million or 29.5%. The Company continued to make scheduled debt payments in the amount of $2.3 million. Operating profit improved from a loss of $143,000 in 2003 to a profit of $1,416,000 in 2004. Shareholders' equity increased to $5.2 million. At the end of the year the Company's new lender provided a more favorable lending arrangement commencing in January 2005 which included a $1.5 million line of credit.
         The Company enters 2005 with a strong sales backlog, with plant capacity for growth, (as a result of the 2002 operation consolidation) and with line of credit financing for future expansion.


2004 vs 2003
         An increase the sale of jet engine parts from 2003 to 2004 was more than offset by a decrease in aerospace sales of non-jet engine parts resulting in an overall decrease in total aerospace sales of $565,000. The Company believes that the termination of the Company's long-term purchasing contract with its largest aerospace customer in December 2002 did not have a significant effect on the Company's aerospace revenues. Sales to the Company's largest aerospace customer stabilized in 2004 after decreasing in by 38% in 2002 and again by 17% in 2003.

         Sales to customers in the machine tool industry increased in 2004 from 2003 primarily due to the Company's increased participation in a tooling program with a large consumer products company.

         Revenues for 2004 increased over 2003 primarily due to volume increases.

         4. Proposed additional disclosure to the notes to the financial statements and Liquidity and Capital Resources section of the Management Discussion and Analysis and Results of Operations:




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         The revolving line of credit expires on July 31, 2005. The Company anticipates that Banknorth N.A. will renew the credit facility prior to that date.

         5. The 2004 agreement covered parts that were put on hold by the customer in 2002. The $785,000 in revenue was not recognized in 2002, but in June of 2004, the time of the agreement. No revenue had been recognized on these parts prior to that date.

         6. As mentioned above in item 5, the revenue was not recognized in 2002, but in 2004.

         7. Proposed additional disclosure to the Critical Accounting Estimates section of the Management Discussion and Analysis and Results of Operations:

         Preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note A to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates.

         Inventory--The Company has specifically identified certain inventory as obsolete or slow moving and provided a full reserve for these parts. The assumption is that these parts will not be sold. The assumptions and the resulting reserve have been accurate in the past, and are not likely to change materially in the future.

         Pension--The Company maintains a defined benefit pension plan. Assumptions used in the accounting for the plan include the discount rate and expected return on plan assets. The assumptions are determined based on appropriate market indicators and are evaluated each year as of the Plan's measurement date. A change in either of these assumptions would have an effect on the net periodic pension costs. Market rates declined in 2004 and as a result, the discount rate used to measure pension liabilities and costs was lowered to 6.0%. See the Pension section of this MD&A and Note E to the Consolidated Financial Statements.

         8. We provide warranties only on our Gros-Ite Spindle product line. Warranty expense for 2004 was approximately $8,000. All of our aerospace shipments are manufactured to customer's design and inspected in accordance with our customers' inspection procedures before shipment. Any sales returns are usually cured and returned to the customer within a short period of time. Sales returns are issued credits which are deducted from sales and are subsequently re-invoiced when shipped back to the customer. Warranty expense is recorded as a component of cost of sales. We estimate the cost of our warranty obligations based on our historical experience factor and historical warranty costs incurred. As of the end of both fiscal years 2004 and 2003 we had recorded $10,000, related to future estimated warranty costs. Due to the small amount of expense, the Company has considered it not material.




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         The Company did not use a tabular presentation as per paragraph 14 of
FASB Interpretation No. 45 or disclose the expense due to the small amount of warranty expense.

         9. Proposed additional disclosure to the Critical Accounting Estimates section of the Management Discussion and Analysis and Results of Operations:
         Quantitative: The interest rate risk is limited, however, to the exposure related to those debt instruments and credit facilities which are tied to market rates. After consideration of the Company's 2005 Refinancing, the only variable rate debt instrument is the revolving line of credit. A hypothetical increase of 1% in the interest rate applied to the revolving line of credit balance (after consideration of the Company's 2005 Refinancing) would increase annual interest expense by approximately $6,000.
         The Company also maintains two mortgage loans at fixed interest rates, however, the interest rates are adjusted every five years to reflect a current index rate plus certain percentages. See Note D to the Consolidated Financial Statements. A hypothetical increase of 1% in the interest rate at the March 2006 adjustment date for the first mortgage will increase annual interest expense at that time by approximately $18,000. A hypothetical increase of 1% in the interest rate at the April 2009 adjustment date for the Banknorth N.A. mortgage will increase annual interest expense at that time by approximately $14,000.

         10. The Company's accounts receivable balance increased to $6.6 million at 1/1/05 compared to $3.2 million at 1/3/04 due to the Company's sales increasing to $4.7 for the month of December 2004 compared to $2.1 million for December 2003. Of this $2.6 million increase in sales, $2.2 million was due to substantial delivery increases and the delivery on several large contracts to the Company's two largest customers. The Company believes that no increase in the allowance is necessary due to the increase in sales to these two customers since the Company has had substantial sales with these two customers for many years and (i) has always been paid very regularly and (ii) has not had write-offs. In calculating our allowance for doubtful accounts at the end of 2004, as in prior years, the Company considers the age of each invoice, financial strength of the customer, the customers' past payment record and subsequent payments. Based on this criteria, the Company believes that its allowance for doubtful accounts remains sufficient at January 1, 2005.

         Proposed additional disclosure to the Liquidity section of the Management Discussion and Analysis and Results of Operations:

         The Company shipped substantially more on contracts to its two largest customers in the month of December 2004 compared to the month of December 2003. As a result, its accounts receivable balance at January 1, 2005 is $3.4 million higher than at January 3, 2004.




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         11. The ultimate realization of our deferred tax assets depends on generating future taxable income during periods in which our temporary differences become deductible and before our net operating loss carryforwards expire.

         In determining the portion of the deferred tax asset balance the Company will "more likely than not realize", the Company considered the following factors and assumptions:

            a) The trend of earnings has been toward increased profitability for the past eight quarters. We assume that this trend will continue.
            b) The significant loss for 2002 was very unusual in that it resulted from a 42% decrease in sales from 2001 due the rapid decline of the ground-based turbine market and the commercial jet engine market. We assume that this type of occurrence will not repeat.
            c)    Projected operating profitability for 2005.
            d) Debt in the amount of $750,000 will be forgiven on April 1, 2005, for which a $293,000 deferred tax asset has been recorded.

         12. Although the Company has three major product lines, the product lines have been combined into one reportable segment since they are all similar in the following respects:

                     - The nature of the product lines' products and services
                     - The nature of their production services
                     - The types of customers
                     - The distribution methods

         The Company's product lines and services consist of manufacturing and design services on its customers' products, with the exception of a portion of Gros-Ite Spindles which accounts for 6% of the Company's revenues. All of the manufacturing services are machining services and some assembly producing machined metal parts. Design services account for less than 3% of revenues.
         The Company is organized as one operation with one general manager who is responsible for all of the Company's production. The operation has various machines that perform machining services on metal parts by similarly trained machine operators for all of the product lines. In several cases the same type of machine is used in all product lines. All production is authorized on the job level. Each job is set up because the Company responded to a request for quote
(RFQ) from its customer and won the job.
         The Company's customers are of the same type for all of its product lines and many of its customers are buying from more than one product line. The Company's customers are typically very large industrial customers, for example United Technologies Corporation. The Company's revenue from foreign countries is less than 1% of its total revenue.
         The Company's distribution methods are the same for all product lines. Since the product is custom made to the customers' orders and blueprints, it is delivered directly to the customer either by Company truck or by common carrier.






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         13. The proposed additional disclosures are included under each number above.

         The Company acknowledges the following with the Commission:

            - the Company is responsible for the adequacy and accuracy of the disclosure in the filings.

            - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Sincerely,
                                           /s/Dominick A. Pagano
                                           Dominick A. Pagano
                                           President and Chief Executive Officer


         cc:   Mr. Glenn L. Purple